Exhibit (a)(6)

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

JOE VEREEN, on Behalf of Himself and All Others Similarly Situated,	No. 10-2-32398-8 SEA

Plaintiff,	CLASS ACTION

v.	COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

ZYMOGENETICS, INC., DOUGLAS E. WILLIAMS, JAMES A. JOHNSON, BRUCE L.A. CARTER, EDWARD E. PENHOET, KURT ANKER NIELSEN, DAVID I. HIRSH,

JONATHAN S. LEFF, JAMES A. HARPER, DAVID H. MacCALLUM, A. BRUCE MONTGOMERY, LARS FRUERGAARD JORGENSEN, BRISTOL-MYERS SQUIBB

COMPANY, and ZEUS ACQUISITION CORPORATION,

Defendants.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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Plaintiff, by his attorneys, submits this complaint based upon self-dealing and breach of fiduciary duty against the defendants named herein.

I. SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of holders of common stock of ZymoGenetics, Inc. (“ZymoGenetics” or the “Company”) against ZymoGenetics, Bristol-Myers Squibb Company (“BMS”), Zeus Acquisition Corporation (“Zeus”), and certain ZymoGenetics officers and directors. This action arises out of the Individual Defendants’ (as defined herein) efforts to sell ZymoGenetics via an unfair process and at a grossly inadequate price of $9.75 for each share of ZymoGenetics common stock (the “Proposed Acquisition”) to BMS. Defendants plan to execute the Proposed Acquisition via a tender offer and short form merger. This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to defendant BMS.

2. ZymoGenetics is a commercial-stage biopharmaceutical company focused on the development of protein-based therapeutics for the treatment of human diseases. Its portfolio includes RECOTHROM, an FDA approved commercial drug, Pegylated Interferon-lambda (“Lambda”), a promising drug in Phase II trials for the treatment of Hepatitis C, six pre-clinical antibody products, and milestone and royalty rights to six partnered research and development programs.

3. ZymoGenetics and BMS have an ongoing business relationship that has provided BMS with an inside view into the potential of ZymoGenetics’s most promising immunology product candidate, Lambda. The companies have worked together closely on Lambda since entering into an agreement in January 2009 to co-develop, co-promote, and license the drug (the “January 2009 Agreement”). Lamba has significant upside for the Company. The drug will enter a projected $5 to $10 billion market. BMS is now trying to take advantage of its nonpublic information about the Company to acquire ZymoGenetics at its currently depressed stock price.

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Should the Proposed Acquisition be consummated, ZymoGenetics shareholders stand to lose $335 million in future milestone payments due from BMS in connection to Lambda and their rights to Lambda’s blockbuster potential, all for grossly inadequate consideration. Additionally, the Company’s shareholders will lose their claim on the growing RECOTHROM revenues and the rest of ZymoGenetics’s pipeline and its associated royalty and milestone payments.

4. The consideration component of the Proposed Acquisition does not adequately reflect these promising developments which will bolster the Company’s prospects going forward. The general market has slowly begun to recognize ZymoGenetics’s potential. The Company’s stock price has been rising steadily since reaching its 52-week low of $3.70 per share on July 23, 2010. ZymoGenetics’s stock has since recovered by over 43%, closing at $5.30 on September 7, 2010, before the Proposed Acquisition was announced. The Company is being rewarded by the market for its recent financial results announced on August 3, 2010, for the second fiscal quarter ended June 30, 2010. These results, which included a 66.8% increase in revenues for 2Q 2010 and an accelerated timetable for Lambda’s Phase IIb trials, sent the Company’s stock rising by over 20% in just two weeks.

5. Moreover, the Company’s stellar 2Q 2010 financial results reflected the positive impact of its successful 2009 restructuring initiatives. The restructuring was carried out through workforce and general cost reductions along with a series of strategic initiatives, which, all told, cost the Company over $13 million. In return for these initial restructuring expenses, ZymoGenetics expects to see an approximate annual reduction of $30 million in operating costs, and indeed saw an 18% decrease in 2Q 2010 operating costs and expenses attributable to the 2009 restructuring. If defendants are able to consummate the Proposed Acquisition, however, the Company’s public shareholders will not be able to share in the future success of the Company. Instead, those benefits, including Lambda, RECOTHROM, and the impact of the restructuring program, will inure to BMS. In short, the Proposed Acquisition is designed to unlawfully divest ZymoGenetics’s public stockholders of the valuable assets of the Company for grossly inadequate consideration.

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6. ZymoGenetics’s business is well-positioned for growth and has built up substantial momentum on the heels of its substantially improved financial results, the current development and future prospects of Lambda, RECOTHROM, its other drugs, and the restructuring. However, the Board of Directors (“Board”) further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into with BMS on September 7, 2010 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) agreements with shareholders controlling approximately 37% of the Company’s outstanding shares to support the Proposed Acquisition and tender their shares in the offer (the “Tender Agreements”); (ii) a no-solicitation provision prohibiting the Company from properly shopping the Company; (iii) a “matching rights” provision which allows BMS to match any superior bid for the Company; and (iv) a non-mutual termination fee payable by the Company to BMS for $28.7 million if the Proposed Acquisition is terminated in connection with a competing acquisition proposal and $57.4 million if it is terminated under certain other circumstances.

7. The Board also agreed to a “Top-Up Option” in connection with the tender offer. The Top-Up Option is impermissibly coercive and was agreed to in order to circumvent shareholders’ right to vote on the Proposed Acquisition. Under the Top-Up Option, BMS has the right to force the Company to sell it the amount of stock that combined with the amount BMS acquires via the Tender Offer will equal one share more than 90% of the stock outstanding. By acquiring one share more than 90% of the Company’s outstanding stock, BMS will be able to effectuate a short-form merger, dispensing with the requirement of a shareholder vote.

8. While the Board is intent on cashing out the Company’s shareholders at an unfair price, the Company’s fiduciaries will receive immediate benefits from the closing of the Proposed Acquisition. For instance, as part of the Proposed Acquisition, ZymoGenetics’s

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fiduciaries’ stock options and restricted stock awards will vest immediately and be converted into a cash payment. Additionally, the Company’s Chief Executive Officer (“CEO”) will receive a $400,000 “transaction bonus” approved by the Board once the Proposed Acquisition is consummated.

9. In pursuing the unlawful plan to induce ZymoGenetics’s shareholders to tender their shares in the Proposed Acquisition via an unfair and uninformed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, diligence, independence, good faith, and fair dealing. Instead of acting in the best interests of ZymoGenetics’s shareholders, defendants tailored the Proposed Acquisition to meet the specific needs of BMS and the Individual Defendants.

10. Because defendants dominate and control the business and corporate affairs of ZymoGenetics, there exists an imbalance and disparity of economic power between them and the public shareholders of ZymoGenetics. Therefore, it is inherently unfair for defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for the ZymoGenetics shareholders, who they are duty-bound to serve, defendants disloyally placed their own interests first and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

11. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; and (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ZymoGenetics shareholders.

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II. JURISDICTION AND VENUE

12. This Court has jurisdiction over all causes of action asserted herein pursuant to Revised Code of Washington 2.08.010.

13. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in Washington, or is an individual who has sufficient minimum contacts with Washington so as to render the exercise of jurisdiction by the Washington courts permissible under traditional notions of fair play and substantial justice.

14. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to ZymoGenetics occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

III. PARTIES

15. Plaintiff Joe Vereen has been a shareholder at all times relevant hereto and is a shareholder of ZymoGenetics.

16. Defendant ZymoGenetics is a Washington corporation engaged in the biopharmaceutical business. ZymoGenetics is focused on the development and commercialization of therapeutic proteins for the treatment of human diseases and currently markets its topical product RECOTHROM® Thrombin in the United States. ZymoGenetics also has two product candidates in Phase II clinical development. Lambda is currently being studied in collaboration with Bristol-Myers Squibb to treat Hepatitis C and IL-21 is being tested as a potential treatment for metastatic melanoma. Additionally, ZymoGenetics has an anti-IL-31 monoclonal antibody in preclinical development expected to be tested initially as a treatment for

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atopic dermatitis. ZymoGenetics also licenses several product candidates that are being developed by third parties and is eligible to receive milestone payments and royalties related to these assets. ZymoGenetics’s principal executive offices are located at 1201 Eastlake Avenue East, Seattle, Washington.

17. Defendant Douglas E. Williams (“Williams”) is CEO and a director of ZymoGenetics and has been since January 2009. Williams was also President from July 2007 to January 2009; Chief Scientific Officer from November 2004 to January 2009; and Executive Vice President, Research and Development from November 2004 to July 2007.

18. Defendant James A. Johnson (“Johnson”) is Executive Vice President, Chief Financial Officer, Treasurer, and Secretary of ZymoGenetics and has been since September 2009. Johnson was also Chief Financial Officer and Treasurer from February 2001 to September 2009; Executive Vice President from July 2007 to September 2009; and Senior Vice President from February 2001 to July 2007.

19. Defendant Bruce L.A. Carter (“Carter”) is Chairman of the Board of ZymoGenetics and has been since April 2005 and a director and has been since 1987. Carter was also CEO from April 1998 to January 2009; President from April 1998 to July 2007 and from 1988 to 1994; and Chairman of the Board from 1994 to December 1998. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development.

20. Defendant Edward E. Penhoet (“Penhoet”) is Lead Independent Director of ZymoGenetics and has been since June 2005 and a director and has been since May 2000.

21. Defendant Kurt Anker Nielsen (“Nielsen”) is a ZymoGenetics director and has been since June 1997. Nielson is also the former CEO of Novo Nordisk A/S, which owns approximately 26% of the Company’s outstanding shares and has entered into a Tender Agreement in connection with the Proposed Acquisition.

22. Defendant David I. Hirsh (“Hirsh”) is a ZymoGenetics director and has been since November 2000.

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23. Defendant Jonathan S. Leff (“Leff”) is a ZymoGenetics director and has been since November 2000. Leff is also a General Partner of Warburg Pincus & Co. and a Member and Managing Director of Warburg Pincus, LLC, entities which, collectively with their affiliates, own approximately 11% of the Company’s outstanding shares and have entered into a Tender Agreement in connection with the Proposed Acquisition.

24. Defendant James A. Harper (“Harper”) is a ZymoGenetics director and has been since July 2004.

25. Defendant David H. MacCallum (“MacCallum”) is a ZymoGenetics director and has been since April 2005.

26. Defendant A. Bruce Montgomery (“Montgomery”) is a ZymoGenetics director and has been since March 2010.

27. Defendant Lars Fruergaard Jørgensen (“Jørgensen”) is a ZymoGenetics director and has been since June 2010. Jørgensen is also a Senior Vice President of Novo Nordisk A/S, which owns approximately 26% of the Company’s outstanding shares and has entered into a Tender Agreement in connection with the Proposed Acquisition.

28. Defendant BMS is a Delaware corporation and global biopharmaceutical company whose stated mission is to discover, develop, and deliver innovative medicines that help patients prevail over serious diseases. BMS’s pharmaceutical products include chemically-synthesized drugs and an increasing portion of biological products. BMS management’s stated strategy is to acquire a “String of Pearls,” a series of companies and products that will bolster BMS’s future outlook. BMS’s principal executive offices are located at 345 Park Avenue, New York, New York.

29. Defendant Zeus is a Delaware corporation and a wholly-owned subsidiary of BMS. Zeus is acting as the merger subsidiary in the Proposed Acquisition.

30. The defendants named above in ¶¶ 17-27 are sometimes collectively referred to herein as the “Individual Defendants.”

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IV. INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31. Under Washington law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty and care to shareholders. To diligently comply with these duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

32. In accordance with their duties of loyalty, the Individual Defendants, as directors, officers, and/or majority shareholders of ZymoGenetics are obligated under Washington law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

33. The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to

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plaintiff and other public shareholders of ZymoGenetics. Certain of the defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their ZymoGenetics common stock in the Proposed Acquisition.

34. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

V. BACKGROUND TO THE PROPOSED ACQUISITION

35. ZymoGenetics is a commercial-stage biopharmaceutical company focused on the development of protein-based therapeutics for the treatment of human diseases. In addition to its commercial drug, RECOTHROM, ZymoGenetics is in Phase II trials with its novel biological therapeutic Lambda, which is designed for the treatment of Hepatitis C. According to analysts, Lambda has the potential to become a blockbuster in a growing multi-billion dollar industry. Jami Rubin, an analyst with Goldman Sachs & Co., stated in a September 7, 2010 comment that Lambda “could be a multi-billion opportunity” and that the drug would be “in a potential $5 bn-$10 bn market.”

36. In January 2009, ZymoGenetics entered into the January 2009 Agreement with BMS, which calls for exclusive global collaboration between the two companies in the development of Lambda. The January 2009 Agreement could require BMS to pay up to $1.1 billion to ZymoGenetics for Lambda, including hundreds of millions in milestone payments contingent on future trial results and commercialization. Because of the January 2009

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Agreement, BMS has access to material nonpublic information regarding the future performance of Lambda, and is capitalizing on that information by attempting to induce ZymoGenetics shareholders to tender their shares for the inadequate consideration offered in the Proposed Acquisition.

37. In April 2009, the Company decided to undergo an operational restructuring to cut costs and focus on its most promising assets, including RECOTHROM and Lambda. The Company announced the restructuring in a Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2009. The Form 8-K stated:

On April 23, 2009, the Board of Directors of ZymoGenetics, Inc. approved a restructuring of the Company’s operations to focus on assets that it believes have the potential to generate the greatest value for shareholders. The Company will continue to build the market for its approved product, RECOTHROM® Thrombin, topical (Recombinant), while pursuing the discovery, development and commercialization of novel biologic therapeutics. The Company will discontinue ongoing discovery activities in oncology and focus all future research efforts in immunology, its core strength.

In connection with the corporate restructuring, the Company is reducing its workforce by 161 employees or approximately 32%. The reduction comes primarily in the Company’s research, manufacturing and other development related areas but most areas of the Company are affected. The Company is offering severance benefits to the terminated employees, including extension of the period for exercising vested stock options through May 2010. The Company anticipates recording a charge of approximately $8.5 million, primarily associated with personnel-related termination costs, which will be recognized in the second quarter of 2009. Substantially all of the charge is expected to represent cash expenditures. The Company expects to substantially complete its restructuring plan by the end of June. The above estimated costs and charges may vary materially based on various factors, including those discussed below in “ZymoGenetics Forward-Looking Statements.”

38. When the Company completed its restructuring efforts in December 2009, it had taken charges totaling $13.1 million. In exchange for these up-front costs, however, ZymoGenetics disclosed in its April 29, 2009 press release that it “expects to realize an annual reduction in operating expenses of approximately $30 million beginning in the third quarter as a

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result of these actions.” As reported in the Company’s 2Q 2010 financial results, these cost savings are being realized and are materially contributing to the Company’s improving condition. The Proposed Acquisition does not appropriately compensate ZymoGenetics shareholders for the continued impact of the Company’s restructuring efforts.

39. These restructuring efforts positively and materially contributed most recently to the Company’s much improved 2Q 2010 results, as reported in its August 3, 2010 earnings press release. For 2Q 2010, the Company reported: (i) a 66.8% increase in revenues to $37.7 million compared to the same period a year earlier; (ii) a vast improvement in the Company’s net loss to $0.04 per share from $0.39 per share a year earlier, which also handily beat consensus estimates; (iii) an $8.3 million reduction in costs and expenses attributable to the restructuring; and (iv) a one quarter acceleration in the timetable for Lambda’s Phase IIb trial. The press release stated, in pertinent part:

Seattle, August 3, 2010 – ZymoGenetics, Inc. (NASDAQ:ZGEN) today reported substantially improved financial results for the quarter ended June 30, 2010. For the second quarter of 2010, the company’s net loss declined to $3.8 million, or $0.04 per share, a $23.2 million improvement from the $27.0 million loss, or $0.39 per share, reported for the second quarter of 2009. The improvement resulted from higher revenues as well as reduced operating expenses.

“We are experiencing substantial momentum in all aspects of our business,” said Douglas E. Williams, Ph.D., Chief Executive Officer of ZymoGenetics. “Phase 2b randomized comparative clinical trials for two of our product candidates are now underway in hepatitis C and melanoma. Encouraging results from our Phase 2a trials in those diseases indicate we could have game-changing compounds with tremendous potential to assist patients in need. In addition, RECOTHROM sales are steadily growing and our financial trends continue to improve.”

Financial Results

Revenues for the second quarter of 2010 increased to $37.7 million from $22.6 million for the second quarter of 2009. The increase was attributable to a $9.4 million increase in collaboration and license revenues and nearly a doubling of net sales of RECOTHROM® Thrombin, topical (Recombinant).

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Net U.S. sales of RECOTHROM were $11.9 million for the second quarter of 2010 compared to $6.0 million for the second quarter of 2009, an increase of 98%. Compared to the first quarter of 2010, net sales in the second quarter increased by 32%. In the second quarter of 2010, both RECOTHROM market share and hospital unit demand increased versus the first quarter of 2010.

Collaboration and license revenues were $25.6 million for the second quarter of 2010 compared to $16.3 million in the second quarter of the prior year. The increase was primarily related to recognition of revenue associated with the December 2009 license agreement with Novo Nordisk for IL-21 antagonists and incremental revenues recognized related to the company’s PEG-Interferon lambda collaboration with Bristol-Myers Squibb due to advancement and expansion of clinical development activities. These increases were partially offset by reduced revenues from collaborations with Bayer and Merck Serono, both of which ended in the fourth quarter of 2009.

Costs and expenses for the second quarter of 2010 decreased by 18% to $38.9 million from $47.2 million for the second quarter of 2009. Overall, the decrease was attributable to expense reductions resulting from the company’s 2009 restructuring, which is expected to continue to benefit the company’s expense structure in coming quarters.

Research and development expenses for the second quarter of 2010 were $23.7 million, a decrease of $5.4 million from the 2009 quarter. The decrease was primarily attributable to a reduction of headcount related expenses in 2010 resulting from the reductions in force made in April and December 2009 and related severance expenses incurred in the second quarter of 2009. These savings were partially offset by an increase in costs related to the PEG-Interferon lambda development program, which advanced to Phase 2b clinical testing in the second quarter of 2010.

Selling, general and administrative expenses for the second quarter of 2010 were $12.6 million, compared to $16.7 million for the second quarter of 2009. The decrease was primarily related to reduced headcount related expenses in 2010, severance expenses incurred in the second quarter of 2009 and the discontinuation of Bayer commission expense, which is now being charged against a liability recorded in December 2009.

As of June 30, 2010, the company had $205.5 million of cash, cash equivalents and short-term investments.

Business Highlights

ZymoGenetics is on track in the execution of its 2010 business plan, as reflected by the following progress:

PEG-Interferon lambda (PEG-IFN lambda)

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PEG-IFN lambda advanced into an international, randomized Phase 2b clinical trial in treatment-naïve patients with chronic hepatitis C virus (HCV) infection. The trial will enroll approximately 600 patients with genotypes 1 – 4 to assess the safety and antiviral efficacy of PEG-IFN lambda compared to PEGASYS®. The primary endpoint of the trial is the proportion of patients who achieve undetectable levels of HCV RNA after 12 weeks of therapy. From 4 doses of PEG-IFN lambda tested in the Phase 2a clinical trial, the 3 highest doses were selected for Phase 2b (120 mcg, 180 mcg and 240 mcg). Phase 2b enrollment is now expected to be completed in the third quarter of 2010, one quarter ahead of schedule. PEG-IFN lambda is being developed in collaboration with Bristol-Myers Squibb Company.

40. These financial results set the Company’s stock on a meteoric rise, which saw it increase by over 20% in the subsequent two weeks, and a total of over 43% from its 52-week low on July 23, 2010, to the closing bell on September 7, 2010, before the Proposed Acquisition was announced. As touted by defendant Williams in the August 3, 2010 press release above, “[the Company is] experiencing substantial momentum in all aspects of [its] business.”

VI. THE PROPOSED ACQUISITION

41. Then, on September 7, 2010, the Company’s momentum was abruptly halted when ZymoGenetics and BMS issued the following press release announcing that the Individual Defendants had agreed to sell ZymoGenetics to BMS. BMS will acquire ZymoGenetics through a cash tender offer of $9.75 per share for all outstanding shares ZymoGenetics. The press release stated:

NEW YORK & SEATTLE – (Business Wire) – Bristol-Myers Squibb Company (NYSE:BMY) and ZymoGenetics, Inc. (NASDAQ: ZGEN) announced today that the companies have signed a definitive agreement providing for the acquisition of ZymoGenetics by Bristol-Myers Squibb, for $9.75 per share in cash. The transaction, with an aggregate purchase price of approximately $885 million, or approximately $735 million net of cash acquired, has been unanimously approved by the boards of directors of both companies. The board of directors of ZymoGenetics intends to recommend that ZymoGenetics` shareholders tender their shares in the tender offer. In addition, shareholders holding approximately 37% of the outstanding shares of ZymoGenetics` common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the offer.

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“The acquisition of ZymoGenetics brings us full ownership of a promising investigational biologic that strengthens our very diversified Hepatitis C portfolio. Building on our leadership in virology, we are developing a strong portfolio to help patients with Hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “In addition, ZymoGenetics brings proven capabilities with therapeutic proteins and revenue from a marketed specialty surgical biologic. This acquisition is another example of our strategic, targeted approach to business development.”

“By joining forces with Bristol-Myers Squibb, we believe we will enhance the long-term potential of ZymoGenetics` portfolio of assets, while providing a compelling valuation for our shareholders,” said Douglas E. Williams, Ph.D., chief executive officer of ZymoGenetics. “Our collaboration with Bristol-Myers Squibb in the development of PEG-Interferon lambda has been extremely positive and it has given us an opportunity to fully appreciate their capabilities. We believe that this transaction will maximize the potential for our products and product candidates to make a meaningful difference for patients in need.”

Bristol-Myers Squibb gains the following as a result of the acquisition:

•

Full ownership of pegylated-interferon lambda, a novel interferon in Phase IIb development for the treatment of Hepatitis C infection, which, if approved, could be an important contributor to Bristol-Myers Squibb’s future growth. The companies have collaborated on the development of pegylated-interferon lambda since January 2009. Four-week and 12-week results from a Phase IIa study will be presented at the American Association for the Study of Liver Diseases meeting later this year.

•	RECOTHROM®, a recombinant thrombin approved by the U.S. Food and Drug Administration for use as a topical hemostat to control non-arterial bleeding during surgical procedures.

•	IL-21 protein, a cytokine currently being tested in an open-label, Phase II clinical study as a potential immunotherapy treatment for metastatic melanoma.

•	An earlier-stage pipeline of six biologic drug candidates, including an anti-IL-31 antibody, currently in pre-clinical development for atopic dermatitis.

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•	Potential milestone and royalty payments from six partnered programs in various stages of clinical development by EMD Serono, Inc., an affiliate of Merck KGaA, and Novo Nordisk.

“ZymoGenetics is a leader in advancing novel biologics, particularly genomics-based therapies,” said Elliott Sigal, M.D., Ph.D., executive vice president and chief scientific officer, Bristol-Myers Squibb. “We expect ZymoGenetics’ pipeline and biologics capabilities to complement and enhance our existing efforts in Hepatitis C, oncology and immunoscience.”

Initially, the transaction is expected to be modestly dilutive to earnings per share (EPS) for Bristol-Myers Squibb. In 2010, the transaction is expected to be dilutive to EPS by approximately $0.03. In 2011, the transaction is expected to be dilutive to EPS by approximately $0.07.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer on or about September 9, 2010, to purchase all of the outstanding shares of ZymoGenetics’ common stock for $9.75 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares which is equal to or greater than 48,282,192 shares (which represents approximately 56% of the outstanding shares as of August 31, 2010, which represents a majority of the shares on a fully-diluted basis, excluding certain shares underlying derivative securities that are significantly out-of-the-money), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $9.75 per share in cash. The merger agreement contains a provision under which ZymoGenetics has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

Morgan Stanley & Co. Incorporated is serving as financial advisor to Bristol-Myers Squibb in connection with the acquisition, and Bristol-Myers Squibb is represented by Kirkland & Ellis LLP. Goldman, Sachs & Co. is serving as financial advisor to ZymoGenetics in connection with the acquisition, and ZymoGenetics is represented by Latham & Watkins LLP and Fenwick & West LLP.

42. On September 9, 2010, the Company also filed a Form 8-K with the SEC wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless increased, would be consummated at an unfair price.

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43. In particular, the Proposed Acquisition will divest Company shareholders of their interests in the Company’s valuable assets, including RECOTHROM and Lambda. The Proposed Acquisition, if consummated, will also preclude Company shareholders from reaping the rewards for their patience through the Company’s restructuring efforts, which are positively and substantially impacting ZymoGenetics’ bottom line results. In exchange for forfeiting their ownership in the Company, ZymoGenetics shareholders will receive compensation in the Proposed Acquisition that grossly undervalues their interests in the Company.

44. Instead, these valuable interests will accrue to the benefit of BMS, which, along with the Individual Defendants, has taken advantage of its material nonpublic information regarding Lambda and agreed to the Proposed Acquisition. BMS’s timing is impeccable. From October 29, 2010 to November 2, 2010, a meeting of the American Association for the Study of Liver Diseases will be held, at which the data from Lambda’s Phase IIa trials is set to be published. BMS, which possesses nonpublic information regarding Lambda, has leapt on its opportunity to acquire the Company at a cut rate before the results of the Lambda Phase IIa trial are announced. Further, as a result of the Proposed Acquisition, BMS will be off the hook for $335 million in potential future Lambda-related milestone payments due to ZymoGenetics.

45. The market for Lambda is projected to grow to as large as $10 billion, and Lambda is a potential blockbuster in that market. Numerous analysts, including C. Anthony Butler at Barclays Capital, have projected peak annual Lambda sales of $1 billion and peak annual sales of $2.6 billion for BMS’s Hepatitis C portfolio, of which Lambda is an integral component. While BMS stands to reap billions in revenue as a result of the Proposed Acquisition, the Company’s shareholders are only slated to receive a wholly inadequate $9.75 per share to give up their interests in ZymoGenetics.

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46. Additionally, BMS stands to benefit from a multitude of additional opportunities gained in the Proposed Acquisition. As stated in a letter from BMS’s CEO to his employees, as filed with the SEC in ZymoGenetics’ September 8, 2010 Schedule TO, those opportunities include:

•	The expansion of [BMS’s] strong biologics capability.

•	An FDA-approved specialty surgical product, Recothrom, which is used as a topical hemostat to control moderate bleeding during surgical procedures.

•

Access to seven other early clinical and pre-clinical programs in Oncology and Immunoscience, including the cytokine IL-21 protein currently being tested in an open-label, Phase II clinical study as a potential immunotherapy treatment for metastatic melanoma.

•	Milestone and royalty payments from seven partnered programs in various stages of clinical development with EMD Serono, Inc. – an affiliate of Merck KGaA – and Novo Nordisk.

47. BMS will also be the beneficiary of the Company’s net operating loss carryforwards of $653.1 million, research and development tax credit carryforwards of $36.3 million and alternative minimum tax credit carryforwards of $1.2 million. ZymoGenetics’s shareholders are not being adequately compensated in the Proposed Acquisition for the value of these assets.

48. In order to ensure no competing bidders emerge with a better offer for the Company’s shareholders, the Individual Defendants have locked up the Proposed Acquisition through numerous draconian deal protection provisions agreed to as part of the Merger Agreement.

49. The Merger Agreement contains a “no-solicitation provision,” which prevents the Company from seeking a better offer for its shareholders. Under Section 7.5 of the Merger Agreement:

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to

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occur of the termination of this Agreement pursuant to Section 9.1 or Section 9.2 hereof and the Acceptance Time, the Company shall not, and shall cause the Company Representatives and the Company Subsidiaries to not:

(i) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or provide or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal; provided that the foregoing shall not prohibit the Company or any Company Subsidiary from providing information or data to a Third Party as and to the extent required by, and in accordance with, ordinary course of business written Contracts as in effect on the date hereof between the Company and such Third Party, provided that any restrictions on use, confidentiality and similar provisions contained in such Contracts shall be enforced with respect to such Third Party;

(iii) grant any waiver, amendment or release under any standstill agreement or Takeover Provision for the purpose of allowing a Third Party to make an Acquisition Proposal (including providing consent or authorization to any Person to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board or any member thereof);

(iv) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 7.5(b)) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing.

50. While the Merger Agreement contains a “fiduciary out” clause that will allow the Board to talk to other potential acquirers, the benefit of this clause is illusory. ZymoGenetics can only talk with and provide information to any third-party bidder if the Board determines that it

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has received a “Superior Proposal” from that bidder, something exceedingly unlikely since the Board and the Company cannot provide this other suitor with nonpublic information. The receipt of a Superior Proposal is even more unlikely given that BMS has the right to match any competing offer within three days.

51. The Merger Agreement also imposes on the Company and its shareholders a non-mutual termination fee of $28.7 million should ZymoGenetics decide to pursue a competing acquisition. This fee amounts to approximately 3.2% of the Proposed Acquisition’s total value, and would tack on an additional $0.33 to any competing bid. ZymoGenetics may otherwise be required to pay a non-mutual termination fee to BMS of $57.4 million should the Merger Agreement be terminated under certain other circumstances.

52. Section 2.2 of the Merger Agreement contains a Top-Up Option ensuring that BMS will acquire the requisite 90% of shares outstanding to commence a short form merger. The Top-Up Option permits BMS to acquire up to 90% plus one share and pursue a short form merger without a vote and without any requirement of establishing the adequacy of the Proposed Acquisition. The specifics of the Top-Up Option are laid out in Section 2.2(a) of the Merger Agreement:

(a) The Company grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and conditions set forth in this Section 2.2, to purchase from the Company up to the number of newly-issued shares of Company Common Stock equal to the lesser of (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the sum of (x) the number of shares of Company Common Stock outstanding immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option plus (y) all shares of Company Common Stock which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of all Company Options, the Company Warrant and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Company Common Stock, regardless of the conversion or exercise price or other terms and conditions thereof, or (ii) the

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aggregate number of shares of Company Common Stock that the Company is authorized to issue under the Company Articles of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.

53. Finally, the Individual Defendants and BMS secured the Tender Agreements from entities affiliated with defendants Jørgensen, Leff, and Nielsen. The Tender Agreements lock up the support and tender of 37% of the Company’s outstanding shares in the Proposed Acquisition. As further described in the Company’s Form 8-K filed with the SEC on September 9, 2010:

Concurrently with the execution and delivery of the Merger Agreement, each of Novo Nordisk A/S (“Novo”) and Warburg, Pincus Equity Partners, L.P. (“WPEP”) (including certain affiliates thereof), together representing ownership of approximately 37% of the issued and outstanding Shares, entered into a Tender and Support Agreement with Parent and Merger Sub (collectively, the “Support Agreements”). Pursuant to the Support Agreements, each of Novo and WPEP committed, among other things and subject to the terms and conditions of the Support Agreement, (i) to tender in the Offer (and not withdraw) their respective Shares beneficially owned or subsequently acquired by them as promptly as practicable following the commencement of the Offer, and in any event no later than the 10 business days following the commencement of the Offer, (ii) if required, to vote their respective Shares beneficially owned or acquired by them in favor of the approval of the Merger and against any competing transaction and (iii) not to transfer any of their respective Shares beneficially owned or acquired by them other than in accordance with the terms and conditions set forth in the Support Agreements. In addition, each of Novo and WPEP has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company.

VII. DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE

54. As a result of defendants’ conduct, ZymoGenetics public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, not structure a preferential deal for themselves. For the reasons detailed herein, the $9.75 offer price does not reflect the true inherent value of the Company at the time the Proposed Acquisition was announced.

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55. As a result of the Individual Defendants’ conduct, ZymoGenetics’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of ZymoGenetics, and BMS at the time the Proposed Acquisition was announced. Indeed, the Individual Defendants ensured that ZymoGenetics would be sold to one buyer and one buyer only by negotiating a no-solicitation clause that prevents ZymoGenetics from soliciting higher offers, a non-mutual termination fee, and Tender Agreements which lock up approximately 37% of the Company’s outstanding shares in the tender offer.

VIII. SELF-DEALING

56. By reason of their positions with ZymoGenetics, the Individual Defendants have access to non-public information concerning the financial condition and prospects of ZymoGenetics, and especially the true value and expected increased future value of ZymoGenetics and its assets, which they have not disclosed to ZymoGenetics’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of ZymoGenetics’s public shareholders.

57. Specifically, the Individual Defendants have obtained a provision that allows for accelerated vesting of Company stock options and restricted stock. This provision is further detailed in Sections 4.5(b) and (c) of the Merger Agreement:

(b) Company Options. At the Effective Time, each Company Option, whether vested or unvested, shall be cancelled and, in exchange therefor, Parent shall cause the Surviving Corporation to pay to each former holder of any such cancelled Company Option as soon as practicable following the Effective Time a cash amount

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equal to the product of (i) the excess, if any, of the per share Merger Consideration over the exercise price per share of such Company Option, and (ii) the number of shares of Company Common Stock covered by such Company Option, subject to withholding of applicable income and employment withholding Taxes; provided that if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option shall be canceled or expire without any cash payment being made in respect thereof. Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Option informing such holder of the effect of the Merger on the Company Options.

(c) Company Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit, whether vested or unvested, shall be canceled, with the holder of such Company Restricted Stock Unit becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the per share Merger Consideration multiplied by the number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time, subject to withholding of applicable income, employment or other Taxes.

58. Additionally, defendant Williams secured a $400,000 bonus, which was approved by the Board, in connection with the Proposed Acquisition. As further detailed in the Company’s Form 8-K filed with the SEC on September 9, 2010:

On September 7, 2010, the Board also approved the payment of a $400,000 transaction bonus to Douglas E. Williams, the Chief Executive Officer of the Company, at and subject to the occurrence of the Effective Time, in recognition of Mr. William’s integral role in the Merger.

59. The Individual Defendants have also secured two seats on the go-forward company’s Board for continuing directors, as described in Section 2.4(a) of the Merger Agreement.

60. The proposed sale is wrongful, unfair and harmful to ZymoGenetics’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of ZymoGenetics on terms that do not adequately value the Company and defendants have failed to

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disclose all material information concerning the Proposed Acquisition and ZymoGenetics’s current financials. Accordingly, the Proposed Acquisition will only benefit defendants to the detriment of ZymoGenetics’s public shareholders.

61. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of ZymoGenetics and allow the shares to trade freely – without impediments including the no solicitation provision, the termination fee, and the Tender Agreements;

•	Act independently so that the interests of Zymogenetic’s public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of ZymoGenetics’s public stockholders; and

•	Solicit competing bids to defendant BMS’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

IX. CLASS ACTION ALLEGATIONS

62. Plaintiff brings this action for himself and on behalf of all holders of ZymoGenetics’s common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

63. This action is properly maintainable as a class action.

64. The Class is so numerous that joinder of all members is impracticable. According to ZymoGenetics’s SEC filings, there were more than 86.5 million shares of ZymoGenetics common stock outstanding as of August 31, 2010.

65. There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

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(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of loyalty, diligence, and fair dealing;

(d) whether ZymoGenetics aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether BMS and Zeus aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

66. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

67. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

68. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

69. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

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70. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

71. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

72. The Individual Defendants have violated the fiduciary duties of care, loyalty, and independence owed to the public shareholders of ZymoGenetics and have acted to put their personal interests ahead of the interests of ZymoGenetics’s shareholders.

73. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from ZymoGenetics.

74. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and independence owed to the shareholders of ZymoGenetics because, among other reasons:

(a) they failed to take steps to maximize the value of ZymoGenetics to its public shareholders;

(b) they failed to properly value ZymoGenetics and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the defendants’ own interrelationships or connection with the Proposed Acquisition.

75. Because the Individual Defendants dominate and control the business and corporate affairs of ZymoGenetics, and have access to private corporate information concerning ZymoGenetics’s assets, business, and future prospects, there exists an imbalance and disparity of

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knowledge and economic power between them and the public shareholders of ZymoGenetics which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

76. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

77. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

78. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of ZymoGenetics’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

79. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Zymogenetics

80. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

81. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

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82. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

83. ZymoGenetics colluded in or aided and abetted the Individual Defendants breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

84. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants BMS and Zeus

85. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

86. BMS and Zeus aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of ZymoGenetics, including plaintiff and the members of the Class.

87. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

88. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

89. BMS and Zeus colluded in or aided and abetted the Individual Defendants breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants breaches of fiduciary duties owed to plaintiff and the members of the Class.

90. BMS and Zeus participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. BMS and Zeus obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. BMS and Zeus will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

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91. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Board’s actions are breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, any merger agreement;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for ZymoGenetics’s shareholders;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

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DATED: September 9, 2010.

HAGENS BERMAN SOBOL SHAPIRO LLP

By	/s/ Karl P. Barth
Steve W. Berman, WSBA #12536
Karl P. Barth, WSBA #22780

1918 Eighth Avenue, Suite 3300

Seattle, WA 98101

Telephone: (206) 623-7292

Facsimile: (206) 623-0594

Brian J. Robbins

Stephen J. Oddo

Rebecca A. Peterson

Julia M. Williams

ROBBINS UMEDA LLP

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

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